Valuation of
Core Gaming, Inc.

Prepared for:
Mr. Marc Seelenfreund
CEO and Director
Siyata Mobile Inc.

Presentation Date:
December 9, 2024

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950 E. State Highway 114 | Suite 120 | Southlake TX 76092 | (817) 481-4995

Table of Contents

Section I

Opinion Letter

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Opinion Letter

The Engagement

ValueScope, LLC (**"ValueScope"**) was retained by Siyata Mobile Inc. ("SYTA", or the "Client") to perform an independent valuation analysis and prepare a valuation report (the "Report"). This analysis and Report were performed to establish the fair market value of Core Gaming, Inc. ("Core Gaming" or the "Company") as of November 30, 2024 (the "Valuation Date").

Purpose & Scope

The purpose of the engagement was to determine the fair market value of Core Gaming as of the Valuation Date for transaction planning. We understand that our analyses and report may be provided to SYTA, Core Gaming, and their advisors.

ValueScope's procedures, investigations, and financial analyses included, but were not limited to the following:

- Core Gaming's historical financial statements for 2021, 2022, 2023, and the nine months ended September 30, 2024
- Discussions with SYTA and Core Gaming's management teams
- Financial projections for the Core Gaming
- Data from the *Kroll Cost of Capital Navigator*
- IMF World Economic Outlook
- Sensor Tower, The State of Gaming 2024
- Houlihan Lokey, Video Games Market Update, Spring 2024

Opinion Letter (cont.)

Standard of Value	The standard of value is fair market value. Fair market value is defined by Section 20.2031-1(b) of the Estate Tax Regulations and Revenue Ruling 59-60, 1959-1 C.B. 237 as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.
Revenue Ruling 59-60	To develop our conclusions of value for Core Gaming, we considered all of the factors listed in Revenue Ruling 59-60. These factors include: 1. The nature of the business and its history from inception. 2. The economic outlook in general and the condition and outlook of the specific industry in which it operates. 3. The book value and the financial condition of the business. 4. The earning capacity of the business. 5. The dividend-paying capacity of the business. 6. Whether the enterprise had goodwill or other intangible value. 7. The market prices of the stocks of corporations engaged in the same or similar line of business having their stocks actively traded on an exchange or over-the-counter. 8. The marketability, or lack thereof, of the securities.
Premise of Value	The premise of value followed herein is going concern. The liquidation premise of value (both orderly and forced) was considered and rejected because the going-concern value results in the "highest and best use" for the Company.

Opinion Letter (cont.)

Based on the forecasts and methodologies presented in this analysis, it is our opinion that the enterprise value of Core Gaming as of the Valuation Date, can reasonably be stated as:

$185,870,000
ONE HUNDRED EIGHTY-FIVE MILLION EIGHT HUNDRED SEVENTY THOUSAND DOLLARS

Summary - Core Gaming Inc. Value	
Valuation Method	**Indicated Value**
Income Approach	$190,090,611
Market Approach	$181,651,286
Enterprise Value (Rounded)	**$185,870,000**

Opinion Letter (cont.)

We relied on information received as indicative of the Company as of the Valuation Date. We made limited investigation as to the accuracy and completeness of such information and did not verify this information as part of our valuation. Therefore, we express no opinion or other form of assurance regarding the accuracy of the source data. Our analysis was based in part on this information, as well as on other data we developed.

We are independent of SYTA and the Company and have no current or prospective economic interest in the assets that are the subject of this analysis. Our fee for these valuation services was in no way influenced by the results of our analysis. The Assumptions and Limiting Conditions and the Appraisal Certification are important components of this valuation report. Should you have questions regarding this report, please contact Martin D. Hanan, CFA at 817-481-4900.

Very truly yours,
DRAFT
ValueScope, LLC

Section II

Company Overview

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Company Overview

Corporate Structure

Core Gaming, Inc. ("Core Gaming") is a holding company that acquired Newbyera Technology Limited ("Newbyera"), which operates as Aoemo, in July 2024. The transaction was a stock exchange. Newbyera is a wholly-owned subsidiary of Core Gaming, and the only operating subsidiary owned by Core Gaming.



Core Gaming, Inc.
100% Owned
Newbyera Technology Limited
Operating as
aoemo

Business Description

Aoemo is focused on the development, distribution, and monetization of global casual entertainment apps. Centered around mobile App scenarios and powered by AI algorithms, the categories distributed under Aoemo include casual games, novels and comics, and AI image editing tools.

Using AI tools, Aoemo has developed 1,400+ apps, including casual games, input methods, novels and comics, social tools, etc. At the same time, Aoemo is also an excellent provider of advertising value-added solutions for casual games. The business covers more than 140 countries and regions, with over 500 million users, and owns 150 intellectual property rights patents and copyrights.

Input Method

- Translates and convert texts from 144 countries, recommend emoji content galleries, and has an advanced multilingual data model
- Personalized smartphone input methods with multiple online social functions

Social Tool Applications

- Focuses on creating various efficient AI social tools, building a mobile application ecosystem with cross-language social scenarios as the core, covering all aspects of assisting users social behaviors.

Casual Games

- Rapid growth due to technical and user accumulation and promotional capabilities
- Independently developed a value-added system to increase in-game ad revenue
- Value-added system has been deployed globally on self-developed and cooperative games

Financial Overview

Income Statement

- Core Gaming reported revenue of $13.2MM in 2021, $38.9MM in 2022, $57.0MM in 2023, and $64.7MM for the nine months ended September 30, 2024.
- Gross profit decreased from $698k in 2021 to -$326k for the nine months ended September 30, 2024.
- EBITDA was $5.6k in 2021, -$166k in 2022, -$18k in 2023, and -$1.4MM for the nine months ended September 30, 2024.

Revenue



Millions
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$13.2
$38.9
$57.0
$64.7
2021
2022
2023
YTD 2024

Balance Sheet

- Core Gaming reported $30.8MM of total assets and total liabilities of $28.9MM as of the Valuation Date.
- Core Gaming reported $1.9MM of working capital, and no debt as of the Valuation Date.

EBITDA



Millions
$0.2
$0.0
($0.2)
($0.4)
($0.6)
($0.8)
($1.0)
($1.2)
($1.4)
($1.6)
$0.0
($0.2)
($0.0)
($1.4)
2021
2022
2023
YTD 2024

Section III

Industry & Economic Research

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GDP & Employment

Gross Domestic Product

Global growth is expected to remain stable yet underwhelming at 3.2 percent in 2024 and 2025. Upgrades to the forecast for the United States offsets downgrades to those for other advanced economies—in particular, the largest European countries. Likewise, in emerging market and developing economies, disruptions to production and shipping of commodities especially oil—conflicts, civil unrest, and extreme weather events have led to downward revisions to the outlook for the Middle East and Central Asia and that for sub-Saharan Africa.

These have been compensated for by upgrades to the forecast for emerging Asia, where surging demand for semiconductors and electronics, driven by significant investments in artificial intelligence, has bolstered growth.


8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Employment

Employment is growing in all regions, although often driven by growth in the working-age population. Unemployment rates are also recovering to pre-pandemic levels, with subregional exceptions, including non-GCC (Gulf Cooperation Council) Arab States and East Asia, for which ratios remain above 2019 levels. Considerable heterogeneity remains across subregions and different labor market dimensions. Weaker job growth is expected in 2024 owing to various geopolitical tensions and tighter global monetary conditions.


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Advanced Economies
G7 Economies
Advanced economies excluding G7 and euro area

Sources: IMF World Economic Outlook, International Labour Organization

Interest Rates & Inflation

Interest Rates

In response to the COVID-19 pandemic, central banks took actions to ease monetary policy, provide liquidity to markets, and maintain the flow of credit. To mitigate stress in currency and bond markets, many emerging market central banks used foreign exchange interventions, and for the first time, asset purchase programs. In recent years, driven by the surge in inflation rates, central banks around the world have tightened monetary policy by increasing interest rates. As shown on the following chart, central banks are now beginning to cut their policy interest rate in response to slowing inflation and an uptick in unemployment, among other factors.



6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Reserve Bank of Australia
Bank of Canada
European Central Bank
Bank of England
Federal Reserve System

Inflation

Starting in late 2020, inflation rose simultaneously and unexpectedly across the world to levels not seen since the 1970s. Annual inflation peaked in 2022 at about 8 percent in the median advanced economy and emerging market and extended beyond that in the median low-income country, before receding over the course of 2023.

Even though global inflation reached unprecedented levels in recent history, the feared de-anchoring of inflation expectations reminiscent of the 1970s did not materialize, although short-term expectations and nominal wages went up. Crucially, real wage growth remained contained in most economies and wage-price spirals—simultaneous accelerations of nominal wages and prices—did not occur in line with most historical experience.



10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022

Sources: Respective Central Bank Websites, IMF World Economic Outlook, International Monetary Fund

Stock Markets & Population

Stock Markets

The stock markets largely gained momentum from August 31, 2023, to August 30, 2024. The S&P 500 Index (SPY) closed at 450.35 on August 31, 2023, and closed higher at 563.68 on August 30, 2024. The FTSE All-World Index closed at 439.78 on August 31, 2023, and closed higher at 507.98 on August 30, 2024. The SZSE Component Index closed at 10,373.99 on August 31, 2023 and closed lower at 8,348.48 on August 30, 2024. In the following graph, the September 30, 2022, values were set to 100.



180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
S&P 500
FTSE All-World Index
SZSE Component Index

Population

According to the International Monetary Fund (IMF), the current world population is approximately 7.9 billion. This is expected to rise to 9.7 billion in 2050. Advanced economies accounted for 1.01 billion of the population in 2007 and grew to 1.09 billion in 2023. Emerging market and developing economies accounted for 5.5 billion of the population in 2007 and grew to 6.80 billion in 2023.

Since 2007, advanced economies grew at an annual growth rate of 0.82%, emerging market and developing economies grew at a rate of 2.21%, and the world grew at 2.01%. Looking forward, the IMF projects the annual growth rate for the world of 0.82% from 2023 to 2029.



9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Advanced Economies
G7 Economies
Advanced economies excluding G7 and euro area

Sources: CapIQ Database, International Monetary Fund

Mobile Gaming Overview

2023 was a challenging year for the mobile gaming market. A year-over-year comparison shows a downturn in total worldwide downloads across both major Stores, the App Store and Google Play Store. Specifically, the App Store saw a 6% decrease, while Google Play experienced a more pronounced 11% reduction. Gaming revenue declined by 6% on Google Play, while App Store revenue was flat. These macro-level declines are predominantly driven by the business performance of games on Android. A deeper exploration of micro-trends reveals a more complex picture, with notable outliers and winners in some genres, regions, publishers, live ops and marketing practices.

In today's competitive gaming environment, with user acquisition costs on the rise, leveraging Live Ops and events has become essential for retaining and monetizing existing user bases. Developers and publishers are increasingly focusing their budgets on risk-averse strategies, reverting to proven methods such as in-app events, which have shown significant effectiveness. Keeping players engaged demands the introduction of new elements on a weekly basis, a requirement that has deeply influenced the game production process. As a result, development teams are now often split between focusing on live operations and traditional development tasks. An analysis of the top 10 games by gross revenue in 2023 revealed the high-impact role of in-app events in revenue generation. For instance, the "Timeless Travels!" event in Pokémon Go resulted in a 250% lift in revenue within the first three days, amassing over $1.5 million. Similarly, titles like "Gardenscapes" have effectively leveraged weekly events throughout the year, consistently securing their place among the top-grossing charts.

Downloads by Genre



Arcade
Puzzle
Simulation
Lifestyle
Tabletop
Other
27%
21%
17%
10%
6%
19%

Video Game Ad Spend



Youtube
Tiktok
Facebook
Instagram
Snapchat
Other
49%
14%
13%
11%
4%
9%

Source: Sensor Tower, The State of Gaming 2024

Mobile Gaming Overview (cont.)

Market Size


Billions
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$30.0
$36.9
$50.4
$63.2
$68.2
$86.3
$93.2
$92.2
$90.4
2015
2016
2017
2018
2019
2020
2021
2022
2023

Revenue by Video Game Segment


Mobile
PC
Console
49.2%
21.9%
28.9%

Revenue by Region


Europe
Middle East & Africa
Asia-Pacific
North America
Latin America
18.3%
3.9%
45.7%
27.5%
4.7%

Source: Houlihan Lokey, Video Games Market Update, Spring 2024

Section IV

Valuation Methodology

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Valuation Methodology

There are three conceptually distinct methodologies that can be applied to estimate indications of value of a business or asset: (a) the income approach, (b) the market approach and (c) the cost approach.

Income Approach

The income approach quantifies the present value of anticipated future income generated by a business or an asset. Forecasts of future income require analyses of variables that influence income, such as revenues, expenses, and taxes. One form of the income approach, the discounted cash flow (DCF) analysis, defines future economic income as net cash flow and considers not only the profit-generating abilities of a business but also the investment in capital equipment and working capital required to sustain the projected net cash flow. The forecasted net cash flow is then discounted to present value using an appropriate rate of return or discount rate. The income approach is unique in its ability to account for the specific contribution to the overall value of various factors of production.

Market Approach

The market approach considers the implied pricing in third-party transactions of comparable businesses or assets. Transactions are analyzed in order to identify pricing patterns or trends that can be used to infer value on the subject business or asset. Adjustments are made to the transaction data to account for relative differences between the subject and the comparable transactions. The primary strength of the market approach is that it offers relatively objective pricing evidence from the market at large and, aside from certain adjustments to the transaction data, requires few assumptions to be made. The market approach is most applicable to highly homogeneous assets or businesses for which a ready market exists.

Cost Approach

The cost approach considers replacement cost as the primary indicator of value. The cost approach is based on the reasoning that a prudent investor would not pay more for the subject business or an asset than the cost to the investor to replace or re-create it. Historical cost data is often used to indicate the current cost of replacement or recreation, with certain adjustments made for physical deterioration or obsolescence. Like the market approach, the cost approach makes fewer assumptions than the income approach, but the primary limitation inherent in the cost approach is its inability to capture the value of many categories of intangible assets

Valuation Methodology for Core Gaming

The following are common valuation methods used under the three approaches:

Income Approach

1. Discounted Cash Flow Method
2. Direct Capitalization Method
3. Excess Earnings Method

Market Approach

1. Guideline Public Company Method
2. Merger and Acquisition Method
3. Backsolve Method

Cost Approach

1. Reproduction Cost
2. Replacement Cost
3. Net Asset Value Method

Selected Methodology

In our valuation of Core Gaming, we considered all three approaches to value. Under the income approach, we utilized the DCF method. We reviewed market multiples from guideline public companies and transactions to inform the value indication from the market approach. We determined that the cost approach was not appropriate for the valuation of Core Gaming because this method does not account for the intangible asset value of an ongoing business enterprise.

Levels of Value & Terminology

The Market Value of Invested Capital (MVIC) is a financial metric that represents the total market value of a company's invested capital. It includes the combined value of equity and long-term interest-bearing debt.

Enterprise Value (EV) is a measure of a company's total operating value. Enterprise value represents a cash-free, debt-free value of the business. Transactions often occur based on an agreed upon enterprise value.

Equity Value represents the total value of a company that is attributable to its shareholders. In a stock or membership purchase, the equity value is what the seller receives, prior to any transaction fees.



Market Value of Invested Capital
Less: Cash
Enterprise Value
Less: Debt
Plus: Cash
Equity Value

Section VI

Determination of Value of Core Gaming

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Discounted Cash Flow (DCF) Model

We developed a DCF model to arrive at Core Gaming's market value of invested capital (MVIC) as of the Valuation Date. The DCF method first projects the cash flow the business is expected to produce over a discrete period. Then, each discrete cash flow is discounted to a present value at a rate that reflects the risk of receiving that amount at the time anticipated in the projection. To better reflect these projections, items such as revenue, operating costs, capital expenses, and working capital were forecasted. These projections were used to determine the net cash flow generated by the business, which was then discounted to the present value, using an appropriate discount rate. Cash, if any, is then subtracted from the MVIC to arrive at the enterprise value.

Project Cash Flows

- Development of projected income statements, balance sheets, and cash flows.
- Critical assumptions include projected revenue, profit margins, as well as working capital and capital expenditure requirements.

Determine Discount Rate

- Cash flows are discounted at the weighted average cost of capital (WACC) for the business.

Terminal Value

- Terminal value is the value remaining at the end of the discrete forecast period.
- Commonly used methods include the Gordon Growth Model, H-Model, or an exit multiple

Financial Projections

Revenue

- Management provided financial projections which we relied upon for the valuation.
- Revenue was projected to increase from $90.8MM in 2024 to $240.8MM in 2026.
- This represents a CAGR of 62.9%.



Millions
$300
$250
$200
$150
$100
$50
$0
$90.8
$145.8
$240.8
2024
2025
2026

EBITDA

- Gross margin was projected to increase from 1.9% in 2024 to 8.9% in 2026. EBITDA margin was projected to increase from 0.6% to 7.7% over the same period.
- EBITDA was projected to increase from $512.4k in 2024, to $18.5MM in 2026.



Millions
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
$0.5
$4.0
$18.5
2024
2025
2026

Projected Income Statements

	Base Period	For the Projected Year Ending:		
	31-Dec-23	31-Dec-24	31-Dec-25	31-Dec-26
Revenue	$57,001,647	$90,825,643	$145,753,665	$240,751,231
Growth rate		*59.3%*	*60.5%*	*65.2%*
Cost of sales	55,748,651	89,063,272	140,081,868	219,335,709
Gross Profit	1,252,996	1,762,371	5,671,797	21,415,522
Operating expenses	1,271,401	1,250,000	1,682,641	2,868,754
EBITDA	(18,405)	512,371	3,989,156	18,546,768
Depreciation expense	-	-	-	-
EBIT	(18,405)	512,371	3,989,156	18,546,768
Other income, net	272,560	-	-	-
EBT	254,155	512,371	3,989,156	18,546,768
Total taxes	20,968	107,598	837,723	3,894,821
Net Income	$233,187	$404,773	$3,151,433	$14,651,946

Weighted Average Cost of Capital (WACC)

In determining an indication of value utilizing the DCF model, we derived a discount rate for the Company by determining its weighted average cost of capital. The WACC is intended to approximate the required rate of return of the operating assets. Two components of the WACC calculation are the firm's cost of equity capital and the firm's cost of debt.

Cost of Equity

A firm's cost of equity capital, K_e, is the expected, or required, rate of return on the firm's common stock. The components of the Capital Asset Pricing Model (CAPM) used to determine K_e are as follows:

- The risk-free rate of return, R_f, defined as the 20-year U.S. Treasury bond rate as of the Valuation Date
- The market risk premium, designated as $[R_m - R_f]$ in the CAPM equation
- The security's beta coefficient, β, used as an index of the security's systematic risk
- The small stock risk premium, SSRP
- The security's unsystematic risk premium, USRP

The required rate of return on the security is calculated as follows:

$$K_e = R_f + \beta\,[R_m - R_f] + SSRP + USRP$$

Based on the estimates of the parameters in CAPM, the cost of equity was determined as:

$$K_e = 4.45\% + (0.84 \times 6.22\%) + 4.70\% + 10.00\% = 24.4\%$$

Cost of Debt

We derived an estimate of the long-term cost of debt based on the Moody's Baa-rated corporate bond yield as of the Valuation Date

$$K_d = 5.62\%$$

Weighted Average Cost of Capital

The WACC calculation is a function of the cost of capital components and the capital structure of the operating entity and its industry. The formula used for the calculation of the WACC is presented as follows:

$$K = W_e \times K_e + W_d \times K_d \times (1-T_m)$$

where:

K	=	the WACC
W_e	=	the proportion of equity in the capital structure
K_e	=	the cost of equity
W_d	=	the proportion of debt in the capital structure
K_d	=	the pretax cost of debt
T_m	=	the blended federal and state tax rate for a C corporation

Using the cost of equity calculated previously and the capital structure, cost of debt, and the effective C corporation tax rate, the WACC was determined as:

$$K = [0.939 \times 24.4\%] + [0.061 \times 5.62\% \times (1 - 21\%)] = \mathbf{23.2\%}$$

Synthesis of Net Cash Flow

		For the Projected Year Ending:		
		31-Dec-24	31-Dec-25	31-Dec-26
Sources of Cash Flow:				
Net income		404,773	3,151,433	14,651,946
Depreciation		-	-	-
Increase in deferred taxes		-	-	-
Total Sources of Cash Flow		404,773	3,151,433	14,651,946
Uses of Cash Flow:				
Additions to working capital		141,761	1,580,389	4,375,033
Capital expenditures		-	-	-
Net cash flow		263,012	1,571,044	10,276,913
Total Uses of Cash Flow		404,773	3,151,433	14,651,946
Less: Stub period cash flow		19,553		
Net Cash Flow		**$243,459**	**$1,571,044**	**$10,276,913**
Period (Mid - Period)		0.04	0.58	1.58
PV Factor @ WACC =	23.2%	*0.9917*	*0.8860*	*0.7192*
Partial Period Adjustment		0.34		
Present Value (PV) Net Cash Flow		**$81,364**	**$1,391,984**	**$7,390,908**

Note:
[1] The stub period cash flow was calculated through September 30, 2024. Thus, a partial period adjustment was still applied.

Residual Value Determination

To determine the residual value of the Company, we utilized the H-model.

The H-model assumes that the growth rate of the Company's cash flows declines linearly from a high supernormal rate to a long-run, steady state growth rate during an initial stage (the "High Growth Stage") and then grows at the steady state growth rate thereafter (the "Steady State Growth Stage").



Growth Rate
50%
3%
High Growth Stage
Steady State Growth Stage
10
Time (Years)

Graphic not drawn to scale

H-Model Assumptions & Multiple Determination

The components of the H-Model used to determine the implied cash flow multiple are as follows:

- The discount rate, k_e, defined as the cost of equity
- The high growth rate, g_1, defined as the initial growth rate at this stage
- The residual growth rate, g_2, defined as the long-run, steady state growth rate
- The life of the high growth stage, t, defined as the amount of time until the steady state is reached

The implied multiple cash flows is calculated as follows:

$$\frac{(1+g_2)+(\frac{t}{2}\times(g_1-g_2))}{k_e-g_2}=HM$$

Based on the estimates of the parameters in the H-model, the cost of equity was determined as:

$$\frac{(1+50.0\%)+(\frac{10}{2}\times(50.0\%-3\%))}{23.2\%-3.0\%}=\mathbf{16.7x}$$

Residual Value Calculation

Residual net cash flow	$15,415,370
x H-model multiple	16.73x
Residual value	**$257,940,345**

We note that the residual value of $257.9MM was 1.07x the Company's forecasted 2026 sales.

Income Approach Conclusion

Discounted Cash Flow Method Conclusion	
PV Net Cash Flow	$8,864,255
PV Residual Value	$185,504,461
Market Value of Invested Capital	**$194,368,716**
Less: Cash	($4,278,105)
Enterprise Value	**$190,090,611**

The income approach indicated an enterprise value of **$190.1 million** as of the Valuation Date.

Overview of the Guideline Companies

AppLovin Corporation is a leading mobile technology company headquartered in Palo Alto, California. Founded in 2012, AppLovin provides end-to-end software and AI solutions that help businesses reach, monetize, and grow their global audiences. The company's offerings include AppDiscovery, MAX, Adjust, and Wurl, which collectively enable advertisers to optimize their marketing strategies and publishers to maximize their ad revenue. AppLovin also operates a portfolio of free-to-play mobile games and supports developers through its Lion Studios division.

Bilibili Inc. is a prominent online entertainment platform based in Shanghai, China, catering primarily to younger generations. Established in 2009, Bilibili offers a diverse range of digital content, including user-generated videos, mobile games, live broadcasting, and comics. The platform is known for its vibrant community and interactive features, which include bullet comments and live streaming. Bilibili also engages in e-commerce, advertising, and IP derivatives, making it a comprehensive hub for digital entertainment.

Golden Matrix Group, Inc. is a global gaming technology company headquartered in Las Vegas, Nevada. The company develops and licenses gaming platforms and provides online sports betting, casino, and competition products. Golden Matrix operates through both B2B and B2C segments, offering solutions that enhance user engagement and monetization. Its brands include R Kings Competitions and MexPlay, which cater to diverse gaming markets across Central and South America, Europe, and Africa.

Playtika Holding Corp. is an Israeli mobile gaming company founded in 2010 and headquartered in Herzliya Pituach, Israel. The company specializes in developing and publishing free-to-play games, with a strong focus on social casino games. Playtika's portfolio includes popular titles such as Slotomania, Bingo Blitz, and House of Fun. The company leverages its proprietary technology platform to deliver engaging gaming experiences and monetize through in-game purchases and advertising.

Roblox Corporation is an American video game developer based in San Mateo, California. Founded in 2004, Roblox is the creator of the popular online platform Roblox, which allows users to create, share, and play games created by other users. The platform supports a vast array of user-generated 3D experiences and is powered by Roblox Studio and Roblox Cloud. With over 2,400 employees, Roblox Corporation continues to innovate in the gaming industry, providing tools and infrastructure that empower creators and engage millions of players worldwide.

Take-Two Interactive Software, Inc. is an American video game holding company based in New York City, founded in 1993. It owns major publishing labels such as Rockstar Games, 2K, and Zynga, which develop and publish a wide array of interactive entertainment products. Take-Two is known for its popular franchises, including Grand Theft Auto, NBA 2K, and Red Dead Redemption. The company distributes its products through physical retail, digital download, online platforms, and cloud streaming services, catering to console, PC, and mobile gamers worldwide.

Guideline Company Financials & Multiples

Description	APP	BILI	GMGI	PLTK	RBLX	TTWO
Revenue	$4,289,730	$3,627,694	$87,563	$2,536,900	$3,363,735	$5,457,000
EBITDA	$1,975,994	($71,206)	$19,439	$613,800	($962,629)	$385,300
EBITDA Margin	46.1%	-2.0%	22.2%	24.2%	-28.6%	7.1%
Market Capitalization	$113,010,539	$7,962,844	$299,054	$3,138,245	$32,896,523	$33,084,688
Enterprise Value	$115,952,962	$6,403,248	$286,780	$4,424,845	$32,321,379	$36,317,488
2024 Revenue	$4,593,649	$3,689,892	na	$2,514,083	$4,369,209	$5,432,180
24-26 CAGR	20.2%	11.5%	na	3.0%	18.2%	20.2%
EV/S	27.03x	1.77x	3.28x	1.74x	9.61x	6.66x
EV/'24 S	25.24x	1.74x	nmf	1.76x	7.40x	6.69x

Dollar figures in thousands



30.00x
25.00x
20.00x
15.00x
10.00x
5.00x
0.00x
EV/'24 S
25.24x
1.74x
nmf
1.76x
7.40x
6.69x
APP
BILI
GMGI
PLTK
RBLX
TTWO

We noted that EV/'24 Sales multiples had a positive correlation with size (revenue), profitability (EBITDA margin), and growth expectations ('24-'26 CAGR).

Source: S&P Capital IQ

Merger & Acquisition Method

Methodology Summary

It is possible to develop an indication of a company's value based upon the multiples indicated by transactions of companies in the same or a similar industry occurring in recent years.

In order to use M&A information in a valuation engagement, the following two conditions must be met:

1. The target company must be similar to the company being valued in at least some respects.
2. One must be able to obtain details of the merger or acquisition transaction. If at least one of the parties in the M&A transaction (either the purchaser or the seller) is a public company, relevant information is often available.

We considered this method and searched the *S&P Capital IQ* database for transactions involving companies in the same and similar industries related to the Company. *S&P Capital IQ* is a searchable online database that provides detailed transaction data on mergers and acquisitions, private placements, bankruptcies, and public offerings.

S&P Capital IQ

Search Criteria

1. **Industry Classification**: Interactive Home Entertainment
2. **Business Description:** Contains "Mobile game"
3. **Geographic Region**: United States of America
4. **Sales:** Greater than $0
5. **Status**: Closed
6. **Percent Sought**: Greater than 50%
7. **Close Date:** January 1, 2017 to Present

Comparable Transactions

S&P Capital IQ reports data on individual transactions. The data below presents information on the target company for each transaction and the corresponding valuation multiples implied by the data.

#	Date	Target	Acquirer	Revenue ($mm)	Enterprise Value ($mm)	EV/S
1	Apr-23	Rovio Entertainment Oyj	Sega Europe Limited	$333.8	$614.4	1.84x
2	Jun-22	D3Publisher of America, Inc.	Digital Bros S.p.A.	$18.5	$5.0	0.27x
3	Jan-22	Zynga Inc.	Take-Two Interactive Software, Inc.	$2,800.5	$12,714.1	4.54x
4	Feb-21	Glu Mobile Inc.	Electronic Arts Inc.	$540.5	$1,983.0	3.67x
5	Apr-20	Candywriter LLC	Stillfront Group AB (publ)	$26.8	$193.4	7.23x
6	Jan-20	Storm8, Inc.	Stillfront Group AB (publ)	$119.5	$374.8	3.14x
7	Nov-18	Ludomade Inc.	ShareRoot Limited (nka:Opyl Limited)	$2.1	$1.0	0.48x
8	Sep-18	5th Planet Games Inc.	Hugo Games A/S (nka:5th Planet Games A/S)	$0.8	$0.7	0.92x
9	Nov-17	Big Fish Games, Inc.	Aristocrat Technologies, Inc.	$458.0	$990.0	2.16x
10	May-17	Space Ape, Inc.	Supercell Oy	$92.0	$90.0	0.98x

Summary Statistics

Measure	Revenue ($mm)	Enterprise Value ($mm)	EV/S
High	$2,800.5	$12,714.1	7.23x
75th Percentile	$426.9	$896.1	3.54x
Mean	$439.2	$1,696.6	2.52x
Median	$105.7	$284.1	2.00x
25th Percentile	$20.6	$26.2	0.94x
Low	$0.8	$0.7	0.27x

Sources: S&P Capital IQ

Market Approach Conclusion

Merger & Acquisition Method Conclusion	
2024 Sales	$90,825,643
x Selected EV/'24 S Multiple	2.00x
Enterprise Value	**$181,651,286**

Based on a review of the guideline company multiples and transaction data, we selected a multiple of **2.00x** for application to Core Gaming. We applied this multiple to the Company's projected 2024 sales.

The merger & acquisition method indicated an enterprise value of **$181.7MM** as of the Valuation Date.

Section VII

Summary & Conclusion

VALUESCOPE
a marshall + stevens company

Valuation Summary and Conclusion

Based on the forecasts and methodologies presented in this analysis, it is our opinion that the enterprise value of Core Gaming as of the Valuation Date, can reasonably be stated as:

$185,870,000
ONE HUNDRED EIGHTY-FIVE MILLION EIGHT HUNDRED SEVENTY THOUSAND DOLLARS

Summary - Core Gaming Inc. Value	
Valuation Method	**Indicated Value**
Income Approach	$190,090,611
Market Approach	$181,651,286
Enterprise Value (Rounded)	**$185,870,000**

Section VIII

Valuation Certification

VALUESCOPE
a marshall + stevens company

Valuation Certification

I certify that to the best of my knowledge and belief:

1. The statements of fact contained in this report are true and correct to the best of my knowledge.
2. The reported analyses, opinions, and conclusions of value are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, independent, unbiased, objective professional analyses, opinions, and conclusions.
3. I have no present or prospective/contemplated financial or other interest in the Subject Interests or property that is the subject of this report, and I have no personal financial or other interest or bias with respect to the property or the parties involved.
4. My engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. My compensation for completing this assignment is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of the valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that I believe to be reliable. I have not performed any corroborating procedures to substantiate that data.
7. My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, of the American Society of Appraisers, and other professional organizations of which I am a member.
8. The parties for which the information and use of the valuation report are restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.
9. I have no obligation to update the report or the opinion of value for information that comes to my attention after the date of the report.

DRAFT
Martin D Hanan, CFA
Principal & Founder
ValueScope, LLC

Section IX

Assumptions & Limiting Conditions

VALUESCOPE
a marshall + stevens company

Assumptions & Limiting Conditions

This valuation by ValueScope, Inc. ("ValueScope"), is subject to and governed by the following Assumptions and Limiting Conditions and other terms, assumptions, and conditions contained in the engagement letter.

LIMITATION ON DISTRIBUTION AND USE

The report, the final estimate of value, and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated; they should not be relied upon for any other purpose, and no party other than the Company may rely on them for any purpose whatsoever. Neither the valuation report, nor its contents, nor any reference to the appraiser or ValueScope, may be referred to or quoted in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement, or document given to third parties without our prior written consent. In addition, except as set forth in the report, our analysis and report are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our prior written consent; provided, however, that if ValueScope fails to inform the Company whether ValueScope will provide such consent within five (5) business days after receiving the Company's request thereof, then ValueScope's consent shall be deemed conclusively to have been provided without any further action by the Company or ValueScope.

No change of any item in this report shall be made by anyone other than ValueScope, and we shall have no responsibility for any such unauthorized change.

The valuation may not be used in conjunction with any other appraisal or study. The value conclusion(s) stated in this appraisal is based on the program of utilization described in the report and may not be separated into parts. The appraisal was prepared solely for the purpose, function, and party so identified in the report. The report may not be reproduced, in whole or in part, and the findings of the report may not be utilized by a third party for any purpose without the express written consent of ValueScope.

As required by new U.S. Treasury rules, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this report, including attachments, is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalties that may be imposed by the Internal Revenue Service.

NOT A FAIRNESS OPINION

Neither our opinion nor our report is to be construed as an opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation but, instead, is the expression of our determination of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Assumptions & Limiting Conditions (cont.)

OPERATIONAL ASSUMPTIONS

Unless stated otherwise, our analysis (i) assumes that as of the valuation date the Company and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present, and future projected financial condition of the Company and its assets as of the valuation date, and (iii) assumes that the Company has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our analysis.

COMPETENT MANAGEMENT ASSUMED

It should be specifically noted that the valuation assumes the property will be competently managed and maintained over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

NO OBLIGATION TO PROVIDE SERVICES AFTER COMPLETION

Valuation assignments are accepted with the understanding that there is no obligation to furnish services after completion of this engagement. If the need for subsequent services related to a valuation assignment (e.g., including testimony, preparation for testimony, other activity compelled by legal process, updates, conferences, reprint or copy services, document production or interrogatory response preparation, whether by request of the Company or by subpoena or other legal process initiated by a party other than the Company) arises, special arrangements for such services acceptable to ValueScope must be made in advance. ValueScope reserves the right to make adjustments to the analysis, opinion, and conclusion set forth in the report as we deem reasonably necessary based upon consideration of additional or more reliable data that may become available.

In all matters that may be potentially challenged by a Court or other party, we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge(s). We will, however, retain our supporting work papers for your matter(s) and will be available to assist in defending our professional positions taken at our then-current rates plus direct expenses at actual and according to our then-current Standard Professional Agreement.

NO OPINION IS RENDERED AS TO LEGAL FEE OR PROPERTY TITLE

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering, or other professional advice that has been or will be obtained from professional sources.

Assumptions & Limiting Conditions (cont.)

INFORMATION PROVIDED BY OTHERS

Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories, and other data relating to income and expenses attributed to the business have been provided by management or its representatives and have been accepted without further verification except as specifically stated in the report.

PROSPECTIVE FINANCIAL INFORMATION

Valuation reports may contain prospective financial information, estimates, or opinions that represent reasonable expectations at a particular point in time, but such information, estimates, or opinions are not offered as forecasts, prospective financial statements, or opinions, predictions, or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our report, and the variations may be material.

Any use of management's projections or forecasts in our analysis will not constitute an examination, review, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

POTENTIAL FUTURE SALES

Any decision to purchase, sell, or transfer any interest in the subject company or its subsidiaries shall be your sole responsibility as well as the structure to be utilized and the price to be accepted.

The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business and the knowledge and motivations of the buyers and sellers at that time. Due to the economic and individual motivational influences which may affect the sale of a business interest, the appraiser assumes no responsibility for the actual price of any subject business interest if sold or transferred.

Assumptions & Limiting Conditions (cont.)

REGULATORY AND ENVIRONMENTAL CONSIDERATIONS

The report assumes all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in the report is based. ValueScope is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. ValueScope does not conduct or provide environmental assessments and has not performed one for the subject property.

ValueScope has not determined independently whether the Company is subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability) or the scope of any such liabilities. ValueScope's valuation takes no such liabilities into account, except as they have been reported to ValueScope by the Company or by an environmental consultant working for the Company and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to us, ValueScope has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

ValueScope has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

ValueScope expresses no opinion on matters that require legal or other specialized expertise, investigation, or knowledge beyond that customarily employed by business appraisers.

Assumptions & Limiting Conditions (cont.)

INDEMNIFICATION BY THE COMPANY

The following indemnifications apply only to the extent that any losses, claims, damages, judgments, or liabilities are not caused by fraud, bad faith, gross negligence, or willful malfeasance on the part of ValueScope.

The Company agrees to indemnify and hold harmless ValueScope and its respective principals, affiliates, agents, and employees ("Indemnified Party") against any losses, claims, damages, judgments, or liabilities arising out of or based upon any professional advisory services rendered pursuant to this agreement. Furthermore, the Company agrees to indemnify ValueScope and any Indemnified Party against any losses, claims, damages, judgments, or liabilities incurred as a result of a third party initiating a lawsuit against any Indemnified Party based upon any consulting services rendered to the Company pursuant to this agreement. In consideration for this indemnification agreement, ValueScope will provide professional advisory services.

The Company agrees to reimburse ValueScope and any Indemnified Party for any necessary and reasonable expenses, attorneys' fees, or costs incurred in the enforcement of any part of the indemnity agreement 30 days after receiving written notice from ValueScope.

The obligations of ValueScope under this agreement are solely corporate obligations, and no officer, director, employee, agent, shareholder, or controlling person in ValueScope shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Appendix A

Core Gaming Valuation Schedules

VALUESCOPE
a marshall + stevens company

Table of Contents

Summary - Core Gaming Inc. Value	
Valuation Method	**Indicated Value**
Income Approach	$190,090,611
Market Approach	$181,651,286
Enterprise Value (Rounded)	**$185,870,000**

Core Gaming Inc.
Financial Statement Analysis

Schedule A.1
Valuation Date: November 30, 2024

Historical Income Statements

	For the Year Ended:			Year-to-Date:	CAGR
	31-Dec-21	31-Dec-22	31-Dec-23	30-Sep-24	'21-'23
Revenue	$13,172,689	$38,948,277	$57,001,647	$64,688,776	*108.0%*
Cost of sales	12,474,603	37,759,845	55,748,651	65,014,388	*111.4%*
Gross Profit	698,086	1,188,432	1,252,996	(325,612)	*34.0%*
Operating expenses	692,521	1,354,024	1,271,401	1,044,725	*35.5%*
Earnings before interest, taxes, depreciation & amortization **(EBITDA)**	5,565	(165,592)	(18,405)	(1,370,337)	*na*
Depreciation expense	-	-	-	-	*na*
Earnings before interest & taxes **(EBIT)**	5,565	(165,592)	(18,405)	(1,370,337)	*na*
Other income, net	(3,259)	186,429	272,560	253,049	*na*
Pretax Income **(EBT)**	2,306	20,837	254,155	(1,117,288)	*949.8%*
Income taxes	-	1,993	20,968	-	*na*
Net Income	$2,306	$18,844	$233,187	($1,117,288)	*905.6%*

Common Size Income Statements

	For the Year Ended:			Year-to-Date:	Summary Statistics			
	31-Dec-21	31-Dec-22	31-Dec-23	30-Sep-24	Min	Median	Mean	Max
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	94.7%	96.9%	97.8%	100.5%	94.7%	97.4%	97.5%	100.5%
Gross Profit	5.3%	3.1%	2.2%	-0.5%	-0.5%	2.6%	2.5%	5.3%
Operating expenses	5.3%	3.5%	2.2%	1.6%	1.6%	2.9%	3.1%	5.3%
EBITDA	0.0%	-0.4%	0.0%	-2.1%	-2.1%	-0.2%	-0.6%	0.0%
Depreciation expense	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBIT	0.0%	-0.4%	0.0%	-2.1%	-2.1%	-0.2%	-0.6%	0.0%
Other income, net	0.0%	0.5%	0.5%	0.4%	0.0%	0.4%	0.3%	0.5%
EBT	0.0%	0.1%	0.4%	-1.7%	-1.7%	0.0%	-0.3%	0.4%
Income taxes	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net Income	0.0%	0.0%	0.4%	-1.7%	-1.7%	0.0%	-0.3%	0.4%

Core Gaming Inc.
Financial Statement Analysis

Schedule A.3
Valuation Date: November 30, 2024

Historical Balance Sheets

	As of:			
	31-Dec-21	31-Dec-22	31-Dec-23	30-Sep-24
Current Assets				
Cash & cash equivalents	$538,266	$792,062	$5,457,860	$4,278,105
Accounts receivable, net	3,951,961	5,402,585	9,373,139	11,752,800
Related party receivables	-	-	-	10,060,962
Prepaid expenses	47,998	374,440	76,499	4,677,137
Total Current Assets	4,538,225	6,569,087	14,907,498	30,769,004
Intangible assets, net	-	-	-	1,904
Total Assets	$4,538,225	$6,569,087	$14,907,498	$30,770,908
Current Liabilities				
Accounts payable	$3,150,086	$4,324,420	$9,028,035	$26,216,303
Accrued expenses	-	7,245	-	-
Related party payables	1,385,814	2,217,098	2,916,642	2,691,999
Total Current Liabilities	4,535,900	6,548,763	11,944,677	28,908,302
Debt	-	-	-	-
Total Liabilities	4,535,900	6,548,763	11,944,677	28,908,302
Total Equity	2,325	20,324	2,962,821	1,862,606
Total Liabilities & Equity	$4,538,225	$6,569,087	$14,907,498	$30,770,908

Core Gaming Inc. | Schedule A.4
Financial Statement Analysis | Valuation Date: November 30, 2024

Common Size Balance Sheets

	As of:				Summary Statistics			
	31-Dec-21	31-Dec-22	31-Dec-23	30-Sep-24	Min	Median	Mean	Max
Current Assets								
Cash & cash equivalents	11.9%	12.1%	36.6%	13.9%	11.9%	13.0%	18.6%	36.6%
Accounts receivable, net	87.1%	82.2%	62.9%	38.2%	38.2%	72.6%	67.6%	87.1%
Related party receivables	0.0%	0.0%	0.0%	32.7%	0.0%	0.0%	8.2%	32.7%
Prepaid expenses	1.1%	5.7%	0.5%	15.2%	0.5%	3.4%	5.6%	15.2%
Total Current Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Intangible assets, net	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Current Liabilities								
Accounts payable	69.4%	65.8%	60.6%	85.2%	60.6%	67.6%	70.3%	85.2%
Accrued expenses	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Related party payables	30.5%	33.8%	19.6%	8.7%	8.7%	25.1%	23.2%	33.8%
Total Current Liabilities	99.9%	99.7%	80.1%	93.9%	80.1%	96.8%	93.4%	99.9%
Debt	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Liabilities	99.9%	99.7%	80.1%	93.9%	80.1%	96.8%	93.4%	99.9%
Total Equity	0.1%	0.3%	19.9%	6.1%	0.1%	3.2%	6.6%	19.9%
Total Liabilities & Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Core Gaming Inc. | Schedule A.5
Financial Statement Analysis | Valuation Date: November 30, 2024

Select Financial and Operating Ratios

	Basis		For the Year Ended: 31-Dec-21	31-Dec-22	31-Dec-23
DuPont Analysis					
Asset turnover			290.3%	592.9%	382.4%
Operating margin			0.0%	-0.4%	0.0%
Interest burden			41.4%	-12.6%	-1380.9%
Tax retention rate		×	100.0%	90.4%	91.7%
Return on assets			0.1%	0.3%	1.6%
Financial leverage		×	1,951.92	323.22	5.03
Return on book value of equity			99.2%	92.7%	7.9%
Short-term Liquidity					
Working capital, excluding short-term debt			$2,325	$20,324	$2,962,821
% revenue			0.0%	0.1%	5.2%
Current ratio			1.0x	1.0x	1.2x
Quick Ratio			1.0x	0.9x	1.2x
Days cash & equivalents	*Revenue*		14.9	7.4	34.9
Days A/R	*Revenue*		109.5	50.6	60.0
Days related party receivables	*Revenue*		0.0	0.0	0.0
Prepaid expenses	*Revenue*		0.4%	1.0%	0.1%
Days A/P	*COS*		92.2	41.8	59.1
Days accrued expenses	*Opex*		0.0	2.0	0.0
Days related party payables	*Revenue*		38.4	20.8	18.7
Solvency Ratios					
Total Liabilities-to-Total Equity			1,950.9x	322.2x	4.0x
Total Liabilities-to-Total Liabilities & Equity			1.0x	1.0x	0.8x
Profit Margins					
Gross margin			5.3%	3.1%	2.2%
EBITDA margin			0.0%	-0.4%	0.0%
EBIT margin			0.0%	-0.4%	0.0%
Net income margin			0.0%	0.0%	0.4%

Core Gaming Inc. | Schedule B.1
Income Approach | Valuation Date: November 30, 2024

Summary of Projection Inputs

Income Statement Inputs

	For the Projected Year Ending:		
	31-Dec-24	31-Dec-25	31-Dec-26
Revenue growth rate	59.3%	60.5%	65.2%
Cost of sales (% of revenue)	98.1%	96.1%	91.1%
Gross profit margin	1.9%	3.9%	8.9%
Operating expenses (% of revenue)	1.4%	1.2%	1.2%
EBITDA margin	0.6%	2.7%	7.7%

Balance Sheet Inputs

	For the Projected Year Ending:		
	31-Dec-24	31-Dec-25	31-Dec-26
Days cash & equivalents	25.0	22.5	20.0
Basis: Revenue			
Days A/R	60.0	60.0	60.0
Basis: Revenue			
Days related party receivables	20.0	20.0	20.0
Basis: Revenue			
Prepaid expenses	0.2%	0.2%	0.2%
Basis: Revenue			
Days A/P	90.0	90.0	90.0
Basis: COS			
Days accrued expenses	0.0	0.0	0.0
Basis: Opex			

Core Gaming Inc.	Schedule B.2
Income Approach	Valuation Date: November 30, 2024

Projected Income Statements

	Base Period	For the Projected Year Ending:		
	31-Dec-23	31-Dec-24	31-Dec-25	31-Dec-26
Revenue	$57,001,647	$90,825,643	$145,753,665	$240,751,231
Growth rate		*59.3%*	*60.5%*	*65.2%*
Cost of sales	55,748,651	89,063,272	140,081,868	219,335,709
Gross Profit	1,252,996	1,762,371	5,671,797	21,415,522
Operating expenses	1,271,401	1,250,000	1,682,641	2,868,754
EBITDA	(18,405)	512,371	3,989,156	18,546,768
Depreciation expense	-	-	-	-
EBIT	(18,405)	512,371	3,989,156	18,546,768
Other income, net	272,560	-	-	-
EBT	254,155	512,371	3,989,156	18,546,768
Total taxes	20,968	107,598	837,723	3,894,821
Net Income	$233,187	$404,773	$3,151,433	$14,651,946

		Projected Profit Margins		
Gross margin	2.2%	1.9%	3.9%	8.9%
EBITDA margin	0.0%	0.6%	2.7%	7.7%
EBIT margin	0.0%	0.6%	2.7%	7.7%
Net income margin	0.4%	0.4%	2.2%	6.1%

Core Gaming Inc. | **Schedule B.3**
Income Approach | **Valuation Date: November 30, 2024**

Projected Balance Sheets

	Base Period	Projected As Of:		
	31-Dec-23	31-Dec-24	31-Dec-25	31-Dec-26
Current Assets				
Cash & cash equivalents	$5,457,860	$6,220,934	$8,984,815	$13,191,848
Accounts receivable, net	9,373,139	14,930,243	23,959,507	39,575,545
Related party receivables	-	4,976,748	7,986,502	13,191,848
Prepaid expenses	76,499	181,651	291,507	481,502
Total Current Assets	14,907,498	26,309,576	41,222,331	66,440,744
Intangible assets, net	-	-	-	-
Total Assets	$14,907,498	$26,309,576	$41,222,331	$66,440,744
Current Liabilities				
Accounts payable	$9,028,035	$21,960,807	$34,540,735	$54,082,778
Accrued expenses	-	-	-	-
Related party payables	2,916,642	1,244,187	1,996,626	3,297,962
Other current liabilities	-	-	-	-
Total Current Liabilities	11,944,677	23,204,994	36,537,360	57,380,740
Debt	-	-	-	-
Total Liabilities	11,944,677	23,204,994	36,537,360	57,380,740
Total Capital				
Beginning capital	2,729,634	2,962,821	3,104,582	4,684,971
Current period earnings (loss)	233,187	404,773	3,151,433	14,651,946
Net cash flow	NA	263,012	1,571,044	10,276,913
Ending Capital	2,962,821	3,104,582	4,684,971	9,060,004
Total Liabilities & Capital	$14,907,498	$26,309,576	$41,222,331	$66,440,744

Working capital (CA - CL)	$2,962,821	$3,104,582	$4,684,971	$9,060,004
WC balance as % revenue	5.2%	3.4%	3.2%	3.8%
Additions (subtractions) thereto		141,761	1,580,389	4,375,033

Projected Capital Expenditures - Economic/Book Schedule

		For the Projected Year Ending:		
		31-Dec-24	31-Dec-25	31-Dec-26
Fixed asset utilization rate		nmf	nmf	nmf
Required assets		$0	$0	$0
Beginning assets		-	-	-
Depreciation		-	-	-
Short-term capital expenditures		-	-	-
Long-term capital expenditures		-	-	-
Required capital expenditures		**$0**	**$0**	**$0**
As % revenue		*0.0%*	*0.0%*	*0.0%*
Economic / Book Depreciation Schedule:				
Existing assets, net	**-**			
Depreciation life - existing assets	**0.0**	$0	$0	$0
Depreciation life - capital expenditures	**10.0**			
Capital expenditures - 2024	$0	-	-	-
Capital expenditures - 2025	-		-	-
Capital expenditures - 2026	-			-
Total	**$0**	**$0**	**$0**	**$0**

Projected Capital Expenditures - Tax Schedule

		For the Projected Year Ending:		
		31-Dec-24	31-Dec-25	31-Dec-26
Tax Depreciation Schedule: Short-term				
Existing assets, net	**-**			
Depreciation life - existing assets	**0.0**	$0	$0	$0
Depreciation life - capital expenditures	**10.0**			
Depreciable Capex - 2024	-	-	-	-
Depreciable Capex - 2025	-		-	-
Depreciable Capex - 2026	-			-
Total	**$0**	**$0**	**$0**	**$0**
Tax Depreciation Schedule: Long-term				
Depreciation life - capital expenditures	**20.0**			
Depreciable Capex - 2024	-	-	-	-
Depreciable Capex - 2025	-		-	-
Depreciable Capex - 2026	-			-
Total	**$0**	**$0**	**$0**	**$0**

Core Gaming Inc. | Schedule B.6
Income Approach | Valuation Date: November 30, 2024

Projected Tax Expenses

	Depreciable/ Amortizable	Estimated Life	For the Projected Year Ending: 31-Dec-24	31-Dec-25	31-Dec-26
			Annual Depreciation & Amortization Expense		
Economic / Book Basis					
Fixed assets	Y	See B.4	-	-	-
Total Economic / Book Basis			$0	$0	$0
Income Tax Basis					
Fixed assets	Y	See B.4	-	-	-
Total Tax Basis			$0	$0	$0
Increase / (Decrease) in deferred tax liability @		21.0%	-	-	-
(Increase) / Decrease in deferred tax assets @		21.0%	-	-	-
Deferred tax expense			$0	$0	$0
Total deferred tax liability (asset), net		**$0**	**$0**	**$0**	**$0**

Capital Markets Survey

Private Capital Market Required Rates of Return			
Investment Type	**1st Quartile**	**Median**	**3rd Quartile**
PEG ($1M EBITDA)	22.0%	25.0%	30.0%
PEG ($5M EBITDA)	20.5%	21.0%	23.0%
PEG ($10M EBITDA)	20.0%	20.5%	21.5%
PEG ($25M EBITDA)	19.5%	20.0%	20.5%
PEG ($50M EBITDA)	19.0%	19.5%	20.0%
VC (Pre-Seed)	34.8%	51.5%	68.3%
VC (Seed)	19.3%	25.5%	43.0%
VC (Early Stage)	21.8%	25.5%	29.3%
VC (Expansion)	21.8%	23.0%	25.5%
Angel (Seed)	25.0%	33.0%	53.0%
Angel (Startup)	23.0%	30.0%	48.0%
Angel (Early Stage)	22.0%	28.0%	42.0%
Angel (Expansion)	20.0%	23.0%	33.0%
Angel (Later Stage)	18.0%	20.0%	25.0%

Source: Pepperdine University, 2024 Capital Markets Survey

Weighted Average Cost of Capital *(Dollar figures in thousands, except for per share figures)*

Company Name	Ticker Symbol	Historical Beta	Shares Out	Share Price	Market Cap	Debt, Pref. & Min Int.	Debt / Equity	Debt / Total Cap	Effective Tax Rate	Unlevered Beta
AppLovin Corporation	APP	2.28	335,592	$336.75	$113,010,539	$3,510,019	3.1%	3.0%	4.6%	2.22
Bilibili Inc.	BILI	0.79	415,381	$19.17	$7,962,844	$612,205	7.7%	7.1%	0.0%	0.74
Golden Matrix Group, Inc.	GMGI	0.00	128,903	$2.32	$299,054	$4,080	1.4%	1.3%	1.5%	nmf
Playtika Holding Corp.	PLTK	0.87	372,713	$8.42	$3,138,245	$2,505,100	79.8%	44.4%	19.8%	0.53
Roblox Corporation	RBLX	1.50	656,224	$50.13	$32,896,523	$1,747,810	5.3%	5.0%	0.0%	1.43
Take-Two Interactive Software, Inc.	TTWO	0.89	175,627	$188.38	$33,084,688	$4,112,400	12.4%	11.1%	10.3%	0.80

	Debt / Equity	Debt / Total Cap	Effective Tax Rate	Unlevered Beta
Mean	18.3%	12.0%	6.0%	1.14
Median	6.5%	6.1%	3.0%	0.80
25th %	3.7%	3.5%	0.4%	0.74

Cost of Capital Inputs	
[1] Effective tax rate	21.00%
[2] Target debt/equity	6.50%
[3] Pretax cost of debt	5.62%
[4] Unlevered beta	0.80
[5] Risk-free rate (Rf)	4.45%
[6] Equity risk premium (ERP)	6.22%
[7] Small stock risk premium (SSRP)	4.70%
[8] Unsystematic risk premium (USRP)	10.00%

Cost of Capital Calculations	
Relevered beta	0.84
Ke = Rf + (Levered Beta x ERP) + SSRP + USRP	
Cost of Equity (k_e) [4]	**24.4%**
After-tax cost of debt	4.4%
Debt/capital ratio	6.1%
Weighted Average Cost of Capital (WACC)	**23.2%**

Notes:

[1] *Reflects a C Corporation status for valuation purposes*
[2] *Median debt to equity ratio of the guideline companies*
[3] *Moody's Baa corporate rate*
[4] *Median of the companies 5-year monthly betas. Unlevered and relevered using Hamada method*
[5] *20-year United States Treasury rate*
[6] *Duff & Phelps Cost of Capital Navigator, long-term supply side ERP*
[7] *Small stock risk premium 10th decile (Source: Kroll Cost of Capital Navigator)*
[8] *Unsystematic, company-specific risk premium*

Core Gaming Inc. | Schedule B.9
Income Approach | Valuation Date: November 30, 2024

Stub Period Cash Flow

Income Statement Items:		9 Months: 30-Sep-24	3 Months: 31-Dec-24	12 Months: 31-Dec-24
		Historical	*Projected*	*Projected*
Revenue		$64,688,776	$26,136,867	$90,825,643
Cost of sales		65,014,388	24,048,884	89,063,272
Gross Profit		(325,612)	2,087,983	1,762,371
Operating expenses		1,044,725	205,275	1,250,000
EBITDA		(1,370,337)	1,882,708	512,371
Depreciation expense		-	-	-
EBIT		(1,370,337)	1,882,708	512,371
Allocated income taxes		(287,771)	395,369	107,598
Allocated deferred income taxes		-	-	-
Allocated total taxes		(287,771)	395,369	107,598
Projected Net Income		($1,082,566)	$1,487,339	$404,773
Balance Sheet Items	As of: 31-Dec-23	As of: 30-Sep-24	3 Month Δ: 31-Dec-24	As of: 31-Dec-24
Additions to Working Capital				
Net Working Capital Balance	2,962,821	1,860,702	1,243,880	3,104,582
Change in Working Capital		($1,102,119)	$1,243,880	$141,761
Capital Expenditures				
Fixed Assets, Net	-	-	-	-
Change in Fixed Assets, Net		-	-	-
Addback: Depreciation		-	-	-
Capital Expenditures		-	-	-
Cash Flow Calculation:		9 Months: 30-Sep-24	3 Months: 31-Dec-24	12 Months: 31-Dec-24
Sources of Cash Flow:				
Net Income		(1,082,566)	1,487,339	404,773
Plus: Depreciation & amortization		-	-	-
Plus: Increase in deferred taxes		-	-	-
Total Sources of Cash Flow		($1,082,566)	$1,487,339	$404,773
Uses of Cash Flow:				
Additions to working capital		(1,102,119)	1,243,880	141,761
Capital expenditures		-	-	-
Net cash flow		19,553	243,459	263,012
Total Uses of Cash Flow		($1,082,566)	$1,487,339	$404,773
Free Cash Flow		**$19,553**	**$243,459**	**$263,012**

Core Gaming Inc.	Schedule B.10
Income Approach	Valuation Date: November 30, 2024

Synthesis of Net Cash Flow

		For the Projected Year Ending:		
		31-Dec-24	31-Dec-25	31-Dec-26
Sources of Cash Flow:				
Net income		404,773	3,151,433	14,651,946
Depreciation		-	-	-
Increase in deferred taxes		-	-	-
Total Sources of Cash Flow		404,773	3,151,433	14,651,946
Uses of Cash Flow:				
Additions to working capital		141,761	1,580,389	4,375,033
Capital expenditures		-	-	-
Net cash flow		263,012	1,571,044	10,276,913
Total Uses of Cash Flow		404,773	3,151,433	14,651,946
Less: Stub period cash flow		19,553		
Net Cash Flow		**$243,459**	**$1,571,044**	**$10,276,913**
Period (Mid - Period)		0.04	0.58	1.58
PV Factor @ WACC =	23.2%	*0.9917*	*0.8860*	*0.7192*
Partial Period Adjustment		0.34		
Present Value (PV) Net Cash Flow		**$81,364**	**$1,391,984**	**$7,390,908**
PV Net Cash Flow		$8,864,255		
PV Residual Value		185,504,461		
Market Value of Invested Capital		**$194,368,716**		
Less: Cash		(4,278,105)		
Enterprise Value		**$190,090,611**		

Core Gaming Inc.	Schedule B.11
Income Approach	Valuation Date: November 30, 2024

Residual Value Calculation

H-Model	
2026 net cash flow (cf_0)	$10,276,913
High growth rate (g_1)	50.0%
Residual net cash flow (cf_1)	$15,415,370
Residual discount rate (k_e)	23.2%
High growth rate (g_1)	50.0%
Residual growth rate (g_2)	3.0%
Life of high growth stage	10
x H-model multiple (HM)	16.7x
Residual value (rv)	$257,940,345
x PV factor	*0.7192*
PV residual value	**$185,504,461**

Core Gaming Inc.
Market Approach

Schedule C.1
Valuation Date: November 30, 2024

Overview of Guideline Companies

(Dollar figures in thousands, except for per share figures)

Ticker:	APP	BILI	GMGI	PLTK	RBLX	TTWO
Company:	AppLovin Corporation	Bilibili Inc.	Golden Matrix Group, Inc.	Playtika Holding Corp.	Roblox Corporation	Take-Two Interactive Software, Inc.
LTM Operating Performance						
Revenue	$4,289,730	$3,627,694	$87,563	$2,536,900	$3,363,735	$5,457,000
Gross profit	$3,169,769	$1,089,989	$64,081	$1,843,000	$829,783	$3,126,900
% margin	73.9%	30.0%	73.2%	72.6%	24.7%	57.3%
EBITDA	$1,975,994	($71,206)	$19,439	$613,800	($962,629)	$385,300
% margin	46.1%	-2.0%	22.2%	24.2%	-28.6%	7.1%
EBIT	$1,536,040	($395,621)	$14,494	$486,400	($1,174,386)	($514,800)
% margin	35.8%	-10.9%	16.6%	19.2%	-34.9%	-9.4%
Net income	$1,152,805	($389,656)	$14,818	$216,200	($1,039,509)	($3,622,100)
% margin	26.9%	-10.7%	16.9%	8.5%	-30.9%	-66.4%
Calculation of Equity and Capital Value						
Share price	$336.75	$19.17	$2.32	$8.42	$50.13	$188.38
Shares out (000s)	335,592	415,381	128,903	372,713	656,224	175,627
Market capitalization	113,010,539	7,962,844	299,054	3,138,245	32,896,523	33,084,688
Less: cash & equivalents	567,596	2,171,802	16,354	1,218,500	2,322,954	879,600
Equity value less cash	112,442,943	5,791,043	282,700	1,919,745	30,573,569	32,205,088
Minority interest	-	(493)	928	-	(11,447)	-
Preferred stock	-	-	-	-	-	-
Total debt	3,510,019	612,698	3,152	2,505,100	1,759,257	4,112,400
Enterprise value **(EV)**	115,952,962	6,403,248	286,780	4,424,845	32,321,379	36,317,488

Financial Projections & Multiples

(Dollar figures in thousands, except for per share figures)

Ticker:	APP	BILI	GMGI	PLTK	RBLX	TTWO
Company:	AppLovin Corporation	Bilibili Inc.	Golden Matrix Group, Inc.	Playtika Holding Corp.	Roblox Corporation	Take-Two Interactive Software, Inc.
Revenue Projections						
LTM Revenue	$4,289,730	$3,627,694	$87,563	$2,536,900	$3,363,735	$5,457,000
2024 Revenue	$4,593,649	$3,689,892	na	$2,514,083	$4,369,209	$5,432,180
2025 Revenue	$5,591,303	$4,163,337	na	$2,623,644	$5,196,622	$7,440,294
2026 Revenue	$6,635,133	$4,589,708	na	$2,666,512	$6,109,016	$7,854,886
'24-26 CAGR	*20.2%*	*11.5%*	*na*	*3.0%*	*18.2%*	*20.2%*
EBITDA Projections						
LTM EBITDA	$1,975,994	($71,206)	$19,439	$613,800	($962,629)	$385,300
2024 EBITDA	$2,629,687	$157,709	na	$759,790	$763,369	$557,760
Margin	*57.2%*	*4.3%*	*na*	*30.2%*	*17.5%*	*10.3%*
2025 EBITDA	$3,424,490	$413,960	na	$787,292	$1,019,903	$1,899,450
Margin	*61.2%*	*9.9%*	*na*	*30.0%*	*19.6%*	*25.5%*
2026 EBITDA	$4,221,435	$548,327	na	$822,628	$1,349,380	$2,086,700
Margin	*63.6%*	*11.9%*	*na*	*30.9%*	*22.1%*	*26.6%*
'24-26 CAGR	*26.7%*	*86.5%*	*na*	*4.1%*	*33.0%*	*93.4%*
Operating Multiples						
EV/S	27.0x	1.8x	3.3x	1.7x	9.6x	6.7x
EV/'24 S	25.2x	1.7x	nmf	1.8x	7.4x	6.7x
EV/'25 S	20.7x	1.5x	nmf	1.7x	6.2x	4.9x
EV/'26 S	17.5x	1.4x	nmf	1.7x	5.3x	4.6x
EV/EBITDA	58.7x	nmf	14.8x	7.2x	nmf	94.3x
EV/'24 EBITDA	44.1x	40.6x	nmf	5.8x	42.3x	65.1x
EV/'25 EBITDA	33.9x	15.5x	nmf	5.6x	31.7x	19.1x
EV/'26 EBITDA	27.5x	11.7x	nmf	5.4x	24.0x	17.4x

Comparable Transactions

Industry Transactions

#	Date	Target	Acquirer	Revenue ($mm)	EBITDA ($mm)	EBITDA Margin (%)	Enterprise Value ($mm)	EV/S	EV/EBITDA
1	17-Apr-23	Rovio Entertainment Oyj	Sega Europe Limited	$333.8	$42.6	12.8%	$614.4	1.84x	14.43x
2	17-Jun-22	D3Publisher of America, Inc.	Digital Bros S.p.A.	$18.5	-	-	$5.0	0.27x	-
3	10-Jan-22	Zynga Inc.	Take-Two Interactive Software, Inc.	$2,800.5	$488.5	17.4%	$12,714.1	4.54x	26.03x
4	8-Feb-21	Glu Mobile Inc.	Electronic Arts Inc.	$540.5	$34.8	6.4%	$1,983.0	3.67x	56.97x
5	23-Apr-20	Candywriter LLC	Stillfront Group AB (publ)	$26.8	$15.4	57.6%	$193.4	7.23x	12.55x
6	21-Jan-20	Storm8, Inc.	Stillfront Group AB (publ)	$119.5	$61.6	51.5%	$374.8	3.14x	6.09x
7	13-Nov-18	Ludomade Inc.	ShareRoot Limited (nka:Opyl Limited)	$2.1	-	-	$1.0	0.48x	-
8	10-Sep-18	5th Planet Games Inc.	Hugo Games A/S (nka:5th Planet Games A/S)	$0.8	-	-	$0.7	0.92x	-
9	29-Nov-17	Big Fish Games, Inc.	Aristocrat Technologies, Inc.	$458.0	$83.0	18.1%	$990.0	2.16x	11.93x
10	23-May-17	Space Ape, Inc.	Supercell Oy	$92.0	-	-	$90.0	0.98x	-

Source: S&P *Capital IQ*

Market Approach Conclusion

Market Approach Conclusion	
2024 Sales	$90,825,643
x Selected EV/'24 S Multiple	2.00x
Enterprise Value	**$181,651,286**

Summary - Core Gaming Inc. Value			
Valuation Method	**Indicated Value**	**Weight**	**Reference**
Income Approach	$190,090,611	50%	*Schedule B.10*
Market Approach	$181,651,286	50%	*Schedule C.4*
Enterprise Value (Rounded)	**$185,870,000**		

VALUESCOPE

a marshall + stevens company

950 E. State Highway 114 | Suite 120 | Southlake TX 76092 | (817) 481-4995